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                             December 5, 2022

       Robert McKinney
       Chief Legal Officer
       Westrock Coffee Company
       100 River Bluff Drive, Suite 100
       Little Rock, Arkansas 72202

                                                        Re: Westrock Coffee
Company
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 18,
2022
                                                            File No. 333-267509

       Dear Robert McKinney:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed November 21, 2022

       General

   1. We note from your response to prior comment 1 that you are registering the resale of your
                                                        Series A preferred
shares and the resale of the common shares issuable upon conversion of your Series A
preferred shares:

                                                              It appears that
there is no market on which your Series A preferred shares are quoted or traded.
Therefore, revise to disclose the fixed price at which the preferred shares will be resold for
the duration of the resale offering; and
                                                              If you are
registering the resale of the preferred shares, please also register the primary offering by
you of the underlying shares of common stock to subsequent
 Robert McKinney
Westrock Coffee Company
December 5, 2022
Page 2
          purchasers of the preferred shares. Ensure your fee table and legality opinion are also revised to reflect this additional transaction.

       You may contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any questions.



                                                           Sincerely,
FirstName LastNameRobert McKinney
                                                           Division of
Corporation Finance
Comapany NameWestrock Coffee Company
                                                           Office of
Manufacturing
December 5, 2022 Page 2
cc:       Brandon Price
FirstName LastName